Exhibit 99.8

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	James Hardie Industries SE

ARBN	097 829 895

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Louis GRIES

Date of last notice	12 June 2012

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Not applicable

Date of change	Two separate events: • Lapse of options: 31 August 2012 • Exercise of options: 6 September 2012

+	See chapter 19 for defined terms.

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Change of Director’s Interest Notice

No. of securities held prior to change

•        741,371 ordinary shares/CUFS registered in the name of the Director; and

•        1,850,600 options over unissued ordinary shares/CUFS comprising:

•        325,000 options under the 2001 Equity Incentive Plan (2001 Plan);

•        860,000 options (ROCE) under the 2006 JHISE Long Term Incentive Plan (2006 Plan); and

•        665,600 options (TSR) under the 2006 Plan.

Class	Ordinary shares/CUFS and options

Number acquired	325,000 ordinary shares/CUFS following exercise of options under the 2001 Plan.

Number disposed	• Sold 316,840 ordinary shares/CUFS. • Lapsed 72,542 2006 Plan TSR options.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	• Exercise of options – $2,291,250 • Sale of CUFS - $2,703,152.14

No. of securities held after change

Current relevant interest is:

•        749,531 ordinary shares/CUFS registered in the name of the Director; and

•        1,453,058 options over unissued ordinary shares/CUFS comprising:

•        860,000 options (ROCE) under the 2006 Plan; and

•        593,058 options (TSR) under the 2006 Plan.

+ See chapter 19 for defined terms. Appendix 3Y Page 2	01/01/2011

Appendix 3Y

Change of Director’s Interest Notice

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Two separate events:

•        Lapse of TSR options under the 2006 Plan terms following the final performance test of options granted on 29 August 2007; and

•        Sale of shares issued pursuant to exercise of 2001 Plan options. The disposal of some of the shares is required to fund (i) payment of the exercise price, (ii) US State and Federal withholding tax obligations payable on exercise of options, and (iii) sale costs. Some additional shares have been sold on-market in compliance with the James Hardie stock accumulation policy and as referred to in the announcement to the ASX on 10 December 2010.

+	See chapter 19 for defined terms.

01/01/2011  Appendix 3Y  Page 3

Appendix 3Y

Change of Director’s Interest Notice

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	Not applicable

Nature of interest	Restricted Stock Units (RSUs) are contractual entitlements to issued ordinary shares/CUFS upon satisfaction of certain conditions.

Name of registered holder (if issued securities)	Not applicable

Date of change	Not applicable

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable

Interest acquired	Not applicable

Interest disposed	Not applicable

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	Not applicable

Interest after change	Current interests in contracts are: • 1,500,753 Relative TSR RSUs; and • 212,146 Hybrid RSUs (formerly referred to Executive Incentive Plan RSUs).

Part 3 - +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No

If so, was prior written clearance provided to allow the trade to proceed during this period?	Not applicable

If prior written clearance was provided, on what date was this provided?	Not applicable

+ See chapter 19 for defined terms. Appendix 3Y Page 4	01/01/2011